UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025
Commission File Number: 001-41072
IREN Limited
(Translation of registrant’s name into English)

Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
Entry into New Sales Agreement
On January 21, 2025, IREN Limited (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc., Canaccord Genuity LLC, Cantor Fitzgerald & Co., Citigroup Global Markets Inc., Compass Point Research & Trading, LLC, Macquarie Capital (USA) Inc. and Roth Capital Partners, LLC as sales agents (each a “Sales Agent” and collectively, the “Sales Agents”), pursuant to which the Company may issue and sell its ordinary shares, with no par value, (the “Ordinary Shares”) from time to time through or to the Sales Agents in an amount not to exceed the lesser of the amount registered on an effective registration statement and for which the Company had filed a prospectus, and the amount authorized from time to time to be issued and sold under the Sales Agreement by the Company’s Board of Directors or a duly authorized committee thereof (the “Offering”). Also, on January 21, 2025, the Company filed an automatic shelf registration statement on Form F-3 (the “Registration Statement”), including the base prospectus contained therein and a prospectus supplement thereto (the “Prospectus Supplement”), with the Securities and Exchange Commission in connection with the Offering, having an aggregate offering price of Ordinary Shares to be sold pursuant to the Sales Agreement of up to $1,000,000,000 (such Ordinary Shares, the “ATM Shares”).
Each time the Company wishes to issue and sell Ordinary Shares under the Sales Agreement, it will notify a Sales Agent of the number of Ordinary Shares to be sold, the time period during which such sales are requested to be made, any limitation on the number of Ordinary Shares to be sold in any one day and any minimum price below which sales may not be made. Once the Company has so instructed such Sales Agent, unless the Sales Agent declines in writing to accept the terms of such notice, such Sales Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell such Ordinary Shares up to the amount specified on such terms. The Company has no obligation to sell any Ordinary Shares under the Sales Agreement. The obligations of the Sales Agents under the Sales Agreement to sell the Company’s Ordinary Shares are subject to a number of conditions that the Company must meet. Sales of the Company’s Ordinary Shares, if any, under the Prospectus Supplement and the base prospectus will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended.
The Company or the Agents may suspend or terminate the Offering upon notice to the other parties and subject to other conditions.
The Company will pay the Agents a commission equal to 3.0% of the aggregate gross proceeds the Company receives from each sale of its Ordinary Shares. The Company has also agreed to provide the Agents with customary indemnification and contribution rights.
A copy of the Sales Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the material terms of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.
The ATM Shares are registered pursuant to the Registration Statement and the base prospectus contained therein, and offerings for the ATM Shares will be made only by means of the Prospectus Supplement. This Report on Form 6-K shall not constitute an offer to sell or solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state or jurisdiction.

Termination of Prior Sales Agreement
As previously disclosed, on September 13, 2023, the Company entered into a Sales Agreement (the “Prior Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, to which Canaccord Genuity LLC, Citigroup Global Markets Inc., Macquarie Capital (USA) Inc. (collectively, the “Prior Agents”) were joined on March 21, 2024. Pursuant to the Prior Sales Agreement, the Company could issue and sell its Ordinary Shares from time to time through the Prior Agents (the “Prior Offering”) in an amount not to exceed the lesser of the amount registered on an effective registration statement and for which the Company had filed a prospectus, and the amount authorized from time to time to be issued and sold under the Prior Sales Agreement by the Company’s Board of Directors or a duly authorized committee thereof. On January 20, 2025, the Company provided notice to the Prior Agents of its intention to terminate the Prior Sales Agreement and the Prior Agents agreed that such termination was to be effective as of such date.
Prior to termination of the Prior Offering, the Company had issued and sold an aggregate of 133,471,339 shares under the Prior Sales Agreement for aggregate gross proceeds of $993 million pursuant to (i) its registration statement on Form F-3 (File No. 333-274500) filed with the SEC on September 13, 2023 and declared effective on September 22, 2023, as amended by the prospectus supplement filed on March 21, 2024 and subsequently terminated pursuant to the filing of a Post-Effective Amendment on August 29, 2024 and (ii) its registration statement on Form F-3 filed with the SEC on May 15, 2024 (File No. 333-279427) and declared effective on May 28, 2024, as amended by the prospectus supplement filed on May 29, 2024 and subsequently terminated pursuant to the filing of a Post-Effective Amendment on January 21, 2025.
Other Events
On January 21, 2025, the Company released a press release providing a business update. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE
This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201, 333-273071 and 333-280518) and the registration statements on Form F-3 (File Nos. 333-277119 and 333-284369) of IREN Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1
Sales Agreement, dated as of January 21, 2025, by and among the Company, B. Riley Securities, Inc., Cantor Fitzgerald & Co., Canaccord Genuity LLC, Citigroup Global Markets Inc., Compass Point Research & Trading, LLC, Macquarie Capital (USA) Inc. and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (File No. 333-284369) filed with the SEC on January 21, 2025)

99.1	Press Release of the Company, dated January 21, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: January 21, 2025	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director